

August 19, 2021

Igor Volshteyn
President
Spartacus Acquisition Shelf Corp.
6470 E Johns Crossing, Suite 490
Duluth, GA 30097

>   **Re: Spartacus Acquisition Shelf Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed August 12, 2021**
>   **File No. 333-257441**

Dear Mr. Volshteyn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form S-4

PIPE Financing, page 28

1.   Please revise to provide a comparison between the purchase price per PIPE Share versus the most recent closing price of the Class A Common Stock.

Certain Projected Financial Information, page 123

2.   We note the assumptions added to your disclosure in response to prior comment 13. Please revise to provide greater specificity concerning the assumptions, including quantifying the metrics, and explain how the assumptions relate to the projected financial information. As one example only, describe and quantify the pricing and volume assumptions and explain how those assumptions result in the amount of revenue disclosed

in the table for each year. Also, considering your historical revenues to date, please explain for the basis of the projections beyond year three and why you believe the growth rates and projected financial information is reasonable.

Material U.S. Federal Income Tax Consequences, page 159

3.	It appears from your revisions in response to prior comment 16 that counsel's opinion will not cover the tax consequences mentioned in (i) of the first paragraph. If so, please explain why the opinion will not include the tax consequences related to the redemption of shares. Given the uncertain and complex tax consequences of the redemption that you disclose, it appears the opinion should also cover those matters.

You may contact Charles Eastman at (202) 551-3794 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:	David A. Bartz